 SEC Form 3
FORM 3
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0104 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Weatherford, Terry L. (Last) (First) (Middle) 804 Green Valley Road PO BOX 26540 (Street) Greensboro, NC 27408 (City) (State) (Zip)	2. Date of Event Requiring Statement (Month/Day/Year) March 06, 2003 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)
4. Issuer Name and Ticker or Trading Symbol
Cone Mills Corporation   COE
5. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

                        Director                           10% Owner
           X          Officer                             Other

Officer/Other
Description           Vice President - Corporate Human Resources
6. If Amendment, Date of Original (Month/Day/Year) 7. Individual or Joint/Group Filing (Check Applicable Line) X Individual Filing Joint/Group Filing
Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form : (D) Direct (I) Indirect (Instr. 5)	4. Nature of Beneficial Ownership (Instr. 5)
Common Stock	5,650	D
Common Stock	9,186	I	By 401(k)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instruction 5(b)(v).	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(over) SEC 1473 (7-02)

Weatherford, Terry L. - March 06, 2003
Form 3 (continued)
Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable(DE) and Expiration Date(ED) (DE) | (ED)	3. Title and Amount of of Underlying Security (Instr. 4)	4. Conversion or Exercise Price	5. Ownership Form (D) Direct or (I) Indirect (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
Employee Stock Option (right to buy)	05/09/1995 (1) | 11/08/2004	Common Stock - 10,000	$12.0000	D
Employee Stock Option (right to buy)	05/07/1997 (1) | 11/06/2006	Common Stock - 10,000	$8.0000	D
Employee Stock Option (right to buy)	05/11/1998 (1) | 11/09/2007	Common Stock - 3,000	$8.5000	D
Employee Stock Option (right to buy)	05/04/1999 (1) | 11/03/2008	Common Stock - 10,000	$4.4375	D
Employee Stock Option (right to buy)	05/08/2000 (1) | 03/31/2010	Common Stock - 5,000	$4.3125	D
Employee Stock Option (right to buy)	11/08/2001 (1) | 06/14/2011	Common Stock - 5,000	$1.1100	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.
/s/ Terry L. Weatherford ________________________________ __________________ ** Signature of Reporting Person Date Page 2

Weatherford, Terry L. - March 06, 2003
Form 3 (continued)
FOOTNOTE Descriptions for Cone Mills Corporation COE

Form 3 - March 2003

Terry L. Weatherford
804 Green Valley Road
PO BOX 26540
Greensboro, NC 27408
Explanation of responses:

(1)   Stock Option grants under 1992 Stock Option Plan and Plan as amended and restated. Options are exerciseable in annual cumulative 20% increments beginning on date exerciseable in Column 2.

Page 3